Exhibit 1.2

PROMISSORY NOTE

$10,000,000.00	Dated: June 30, 2017
Maturity Date: June 30, 2022

FOR VALUE RECEIVED, the undersigned, PORTER BANCORP, INC., a Kentucky corporation with an address at 2500 Eastpoint Parkway, Louisville, Kentucky 40223 (“Borrower”), hereby promises and agrees to pay, on or before June 30, 2022 (the “Maturity Date”), to the order of FIRST MERCHANTS BANK, an Indiana state bank with an address at 10333 North Meridian Street, Suite 350, Indianapolis, Indiana 46290 (“Lender”), the principal sum of Ten Million and 00/100 Dollars ($10,000,000.00), together with interest thereon as hereinafter provided, in lawful money of the United States of America, in the manner set forth in this Promissory Note (this “Note”).

This Note evidences indebtedness incurred by Borrower under a secured term Loan (the “Loan”) extended to Borrower by Lender pursuant to, and is subject to all the terms and conditions of, that certain Loan Agreement by and between Borrower and Lender dated as of the date of this Note (including all amendments, the “Loan Agreement”).  Reference is made to the Loan Agreement for definitions of capitalized terms used in this Note but not otherwise defined herein.  The indebtedness evidenced by this Note shall include, but shall not be limited to, any and all Rate Management Obligations.

The obligations of Borrower evidenced by this Note are secured by a first priority security interest in the Collateral as and to the extent more particularly described in the Loan Agreement and the Pledge Agreement.

So long as no Event of Default shall have occurred and be continuing and until the Maturity Date, interest on the principal balance of this Note outstanding from time to time shall accrue at a variable per annum rate equal to the Index (as defined herein) plus two and one-half percent (2.5%), adjusting every three months (the “Applicable Rate”).  After the Maturity Date, or while there exists any uncured Event of Default, beyond any applicable notice or cure period, or in the event of acceleration hereunder or the exercise by Lender of any remedies following any Event of Default under the Loan Documents, interest shall accrue at a per annum rate equal to the Applicable Rate plus five percent (5.0%) (the “Default Rate”), which shall be payable on demand and may, at Lender’s election, be added to principal and bear interest therefrom until paid at the rate provided in this Note.  For purposes of the Applicable Rate, the “Index” means an independent index which is the Three Month London Interbank Offered Rate (“LIBOR”), identified in the Wall Street Journal “Money Rates” column on the date the interest rate is to be determined, or if that date is not a publication date, on the publication date immediately preceding.  The Index is not necessarily the lowest rate charged by Lender on its loans.  If the Index becomes unavailable, Lender may designate a substitute index after notifying Borrower.  Lender will inform Borrower of the current Index upon Borrower’s request.  Any changes or adjustments to the interest rate will not occur more often than once during any three month period.  In the event that the Index or LIBOR at any time is a negative number, LIBOR shall be deemed to be zero.  Borrower understands that Lender may make loans based on rates other than the Index.  Interest on this Note for any period is computed by applying the ratio of the interest rate applicable during such period over a year of three hundred sixty (360) days, multiplied by the outstanding principal balance during such period, multiplied by the actual number of days the principal balance is outstanding during such period.

Payments of principal and interest due under this Note, if not sooner declared to be due in accordance with the provisions hereof, shall be made as follows:  (i) commencing on September 30, 2017 and continuing on each December 31, March 31, June 30 and September 30 thereafter until the Maturity Date, Borrower shall pay to Lender quarterly installments of accrued interest only; (ii) commencing on September 30, 2020 and continuing on each December 31, March 31, June 30 and September 30 thereafter until the Maturity Date, in addition to the quarterly payments of accrued interest per clause (i) above, Borrower shall pay to Lender equal quarterly installments of principal in the amount of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) each; and (iii) the entire outstanding principal balance of this Note, together with any unpaid accrued interest, and all other sums due hereunder, shall be due and payable on the Maturity Date.  Borrower acknowledges that a balloon payment will be due under this Note. Borrower further acknowledges and agrees that Lender has not committed to nor shall it be obligated to consider a refinancing of the balloon payment due on the Maturity Date.

All interest payments in any particular quarter shall be funded:  (i) first, by Lender from the Interest Reserve, to the extent sufficient funds exist therein for such payment, and (ii) second, by Borrower from other sources.  All payments of principal and interest from Borrower and any other sums due under this Note shall be made without offset or other reduction in immediately available funds to Lender at the address for Lender set forth above in this Note or to such other person or at such other address as may be designated in writing by the holder of this Note.  Unless otherwise agreed to, in writing, or otherwise required by applicable law, all amounts which shall be paid with respect to this Note shall be applied first to the payment of interest due on the balance of the principal sum or so much thereof as shall from time to time remain unpaid, second to the principal amount of this Note which may then currently due and payable, third to any late charges then due and payable under this Note and last to any costs of collection and expenses reimbursable by Borrower to Lender; provided, however, that upon an Event of Default, Lender reserves the right to apply payments among principal, interest, late charges, collection costs and other charges at its discretion.  If the day on which any payment required to be made under this Note is a day other than a Business Day, such payment shall be deemed to be required to be made on the next succeeding Business Day, and such extension of time shall be included in computing any interest with respect to such payment.

Borrower may prepay any amount due under this Note at any time and from time to time without premium or penalty, subject to the terms of any Rate Management Agreement by and between Lender and Borrower, which requires the payment of any applicable breakage fee related to the Index.  Lender shall have no obligation to advance, and Borrower shall have no right to reborrow, any amounts so prepaid.

If Borrower fails to pay any amount due hereunder, or any fee in connection herewith, in full within ten (10) days after its due date, Borrower, in each case, shall incur and shall pay a late charge equal to the greater of Twenty-Five and 00/100 Dollars ($25.00) or five percent (5.0%) of the unpaid amount.  After acceleration of repayment of this Note by Lender pursuant to the terms of the Loan Documents, the payment of a late charge will not cure or constitute a waiver of any Event of Default under this Note.  The charging or collection of a late charge will not cure or constitute a waiver of any Event of Default under this Note.  Nothing contained in this Note shall be construed as a waiver by Lender or the holder of this Note of any of the holder’s other rights and remedies hereunder, including, if applicable, its option to declare a default if any payment of any quarterly installment, or portion thereof, is not made when due, and the assessment of a late charge shall not affect the right of Lender or the holder of this Note to apply the Default Rate of interest after the Maturity Date or during the continued existence of any Event of Default.

The failure by Borrower to pay when due the principal of or interest on the indebtedness evidenced hereby or the occurrence of any other Event of Default under any of the Loan Documents which secure this Note beyond any applicable grace, cure or notice period as provided therein shall constitute a default hereunder, and Lender may any time thereafter during the continued existence of such Event of Default, at its option, and without notice, declare the entire unpaid principal balance of, and all accrued interest on, this Note to be immediately due and payable and proceed to enforce and realize upon any or all security for this Note provided under the Pledge Agreement or under the other Loan Documents.

Notwithstanding anything herein or in the Loan Documents to the contrary, no provision contained herein and no provision contained in any of the Loan Documents which purports to obligate Borrower to pay any amount of interest or any fees, costs, or expenses which are in excess of the maximum permitted by applicable law, shall be effective to the extent that it requires the payment of any interest or other sums in excess of such maximum.  In the event Borrower shall at any time following the date hereof pay any amount of interest or any fees, costs, or expenses which are in excess of the maximum permitted by applicable law, such overpayments shall be applied to the balance of principal then outstanding and if none then deemed to be loans from Borrower to the holder hereof, which loans shall be due and payable by the holder upon demand by Borrower together with interest from the date or dates of such overpayments calculated at the same rate as Borrower is required to pay under this Note, and the repayment of such loans by the holder hereof shall be the sole remedy at law or in equity of Borrower for such overpayments.

Failure of the holder of this Note to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise the same at that or any other time.  All rights and remedies of the holder for default under this Note shall be cumulative to the greatest extent permitted by law.  Time shall be of the essence in the payment of all installments of interest and principal on this Note and the performance of Borrower’s other obligations under this Note.

If there is any default under this Note, and this Note is placed in the hands of an attorney for collection or is collected through any court, including any bankruptcy court, Borrower promises to pay to the holder hereof its reasonable attorneys’ fees and court costs incurred in collecting or attempting to collect or securing or attempting to secure this Note or enforcing the holder’s rights in any collateral securing this Note, provided the same is legally allowed by the laws of the State of Indiana or any state where the Collateral or part thereof is situated.

Any notices required or permitted to be given pursuant to this Note shall be sufficient if given in the manner prescribed by the Loan Agreement.

Borrower and any other party who may become primarily or secondarily liable for any of the obligations of Borrower hereunder hereby jointly and severally waive presentment, demand, notice of dishonor, protest, notice of protest, and diligence in collection, and further waive all exemptions to which they may now or hereafter be entitled under the laws of this or any other state or of the United States, and further agree that the holder of this Note shall have the right without notice, to deal in any way, at any time, with Borrower, or any guarantor of this Note or with any other party who may become primarily or secondarily liable for, or pledge any collateral as security for, any of the obligations of Borrower under this Note and to grant any extension of time for payment of this Note or any other indulgence or forbearance whatsoever, and may release any security for the payment of this Note and/or modify the terms of the Loan Agreement and the other Loan Documents securing or pertaining to this Note, without in any way affecting the liability of Borrower, or such other party who may pledge any collateral as security for, or become primarily or secondarily liable for, the obligations of Borrower hereunder and without waiving any rights the holder may have hereunder or by virtue of the laws of this state or any other state of the United States.

This Note has been executed and delivered and is intended to be performed in the State of Indiana and shall be governed, construed and enforced in all respects in accordance with the laws of the State of Indiana, without regard to principles of conflicts of law.  Borrower hereby consents to the jurisdiction of any state or federal court located within the County of Marion, State of Indiana, and irrevocably agrees that, subject to Lender’s sole and absolute election, any case or proceeding relating to Title XI of the United States Code and any actions relating to the Obligations shall be litigated in such courts, and Borrower waives any objection Borrower may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court.  Nothing contained in this Section shall affect the right of Lender to bring any action or proceeding against Borrower or the property of Borrower in the courts of any other jurisdiction.  BORROWER AND LENDER (BY ITS ACCEPTANCE OF THIS NOTE) ACKNOWLEDGE THAT THE TIME AND EXPENSE REQUIRED FOR TRIAL BY JURY EXCEED THE TIME AND EXPENSE REQUIRES FOR A BENCH TRIAL AND HEREBY KNOWINGLY AND VOLUNTARILY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, AND AFTER HAVING CONSULTED OR HAVING HAD AMPLE OPPORTUNITY TO CONSULT THEIR RESPECTIVE LEGAL COUNSEL CONCERNING THE CONSEQUENCES OF SUCH WAIVER, TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT TO ENFORCE OR DEFEND AGAINST COLLECTION OF OR OTHERWISE IN CONNECTION WITH THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS.  THIS PROVISION IS A MATERIAL INDUCEMENT TO LENDER TO PROVIDE THE LOAN AND ENTER INTO THE LOAN DOCUMENTS.

Whenever possible, each provision of this Note or any related agreement or instrument shall be interpreted in such manner as to be effective and valid under applicable law, but if any such provision shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this or any related agreement or instrument.

IN WITNESS WHEREOF, Borrower has caused this Promissory Note to be executed by its duly authorized officer as of the date and year first written above.

“BORROWER” PORTER BANCORP, INC., a Kentucky corporation

By:	/s/ Stephanie Renner
Printed:	Stephanie Renner
Title:	General Counsel & Secretary